Randgold Resources Limited

3rd Floor Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

July 24, 2012

U.S. Securities and Exchange Commission

100 F. St. NE

Washington, D.C. 20549

BY EDGAR AND MESSENGER

FOR ATTENTION: JOHN REYNOLDS, ASSISTANT DIRECTOR

                                     DIVISION OF CORPORATION FINANCE

Dear Sir:

Reference is made to the comment letter dated June 25, 2012 in respect of Randgold Resources Limited’s (the “Company”) Form 20-F filed on March 30, 2012 (File No. 000-49888) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

Form 20-F for the Fiscal Year Ended December 31, 2011 Ore Reserves, page 26

1.	We note your statement that the profitability of your Tongon Northern Zone open pit drops at higher gold prices. Please explain this statement to clarify the circumstances in which the profitability may drop with an increasing commodity price.

Response: The Company wishes to advise the Staff that the Tongon Northern Zone orebody is a long, narrow, steeply dipping orebody and thus with the increasing depth of the pit the strip ratio increases exponentially, eventually resulting in lower profitability at higher commodity prices since the amount of additional waste required to be mined does not support the small incremental gain in the ore. The Company proposes to modify the relevant disclosure and clarify its statements in an amendment to the Form 20-F.

Massawa, page 41

2.

We note your statement that your mineral reserves for your Massawa project are based on a prefeasibility study. Historically a final feasibility study using the three-year average commodity price and a reasonable demonstration of the likelihood to obtain mining and

Mr. John Reynolds, Assistant Director

Division of Corporation Finance

July 24, 2012

environmental permits have been required to satisfy the definition of a mineral reserve in paragraph (a) of Industry Guide 7. Please explain how you have made the determination that your prefeasibility study meets the level of feasibility historically required under Industry Guide 7.

Response: The Company wishes to advise the Staff that an extensive technical and financial study has been undertaken on the Massawa project covering:

•	Geology

•	Ore resource estimation

•	Geotechnical slope designs

•	Mining

•	Metallurgy and process engineering

•	Open pit optimization, design and scheduling

•	Environmental and social impact assessments

•	Legal and financial analysis

This study shows the project to be technically, economically and legally viable and has been used to determine the appropriate ore reserves. This study was completed in-house and in connection with this study, specialist reports prepared by recognized industry consultants were utilized. In addition, the Company would like to note for the Staff that the Company has a number of open pit mining operations which the Company has founded, developed and is now operating in the region and thus has significant operational knowledge of development and operational costs for this region. The Company believes that this knowledge together with the technical studies undertaken are deemed sufficient to satisfy the definition of a mineral reserve in paragraph (a) of Industry Guide 7. Lastly, the Company would like to note that the technical study conducted on the Massawa project concluded that the reserve reporting is consistent with Industry Guide 7, the JORC/SAMREC and 43-101 guidelines. A copy of the technical and financial study is contained in the attached CD.

3.	Please forward to our engineer, as supplemental Information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves for your Massawa project, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

Mr. John Reynolds, Assistant Director

Division of Corporation Finance

July 24, 2012

•	Description of sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and the current location on the schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Response: The Company acknowledges the Staff’s comments and enclosed is a CD containing the requested information. Should you have any technical questions, please contact:

Mr. Rodney Quick

General Manager – Evaluation

rquick@randgoldresources.com

+44 1534 735 333

Kindly return the CD in the shipping label enclosed to:

Mr. Steven Suzzan

Fulbright & Jaworski L.L.P.

666 Fifth Avenue

New York, New York 10103-3198

Mr. John Reynolds, Assistant Director

Division of Corporation Finance

July 24, 2012

Exploration Review, page 42

4.	We note your disclosure of mineralized materials in this section of you filing. Historically the United States Securities and Exchange Commission has allowed the reporting of measured and indicated resources in terms of volume and grade of mineralized materials. Please modify your filing to disclose mineralized materials based on volumes and grades rather that contained ounces.

Response: The Company acknowledges the Staff’s comments and proposes to amend the Form 20-F to disclose mineralized materials based on volumes and grades rather than contained ounces.

5.	Additionally, mineralized material does not include volumes and grades estimated by geologic inference, which are sometimes classed as “inferred” or “possible” by some evaluators. Please tell us if your mineralized materials contain volumes and grades based on geologic inference and, if so, modify your disclosure accordingly.

Response: The Company wishes to advise the staff that the determination of mineralized material has been drill tested (at a wider inter hole spacing than what the Company deems suitable for the declaration of reserves), and falls within the maximum range of the variography obtained for the specific deposit, and thus mineralized material does not rely only on geologic inference.

6.	We note your disclosure of an inferred resource on page 44 of your filing. Please modify your disclosure to remove all inferred mineral resources pursuant to paragraph (b)(5)(3) of Industry Guide 7.

Response: The Company acknowledges the Staff’s comments and proposes to amend the Form 20-F to remove the reference to an inferred mineral resource on page 44 of the Form 20-F.

***

We provided John Coleman with our proposed modifications to the Form 20-F, in response to your comments. We intend to file an amendment to the Form 20-F upon acceptance of our proposed changes.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds, Assistant Director

Division of Corporation Finance

July 24, 2012

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 603702 or contact Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Yours faithfully

/s/ Graham P. Shuttleworth

Graham P. Shuttleworth

Chief Financial Officer

Randgold Resources Limited